SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of November, 2006
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shengzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
     Yes ☐     No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                     .)
     N/A

SIGNATURE
China GrenTech Corporation Limited Announces Third Quarter 2006 Financial Results

This Form 6-K consists of:
The Announcement of third quarter 2006 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on November 7, 2006.

2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
China GrenTech Corporation Limited

/s/ Rong Yu
By: Rong Yu

Title: Director, Chief Financial Officer and Principal Accounting Officer
Date: November 8, 2006

3

Press release
China GrenTech Corporation Limited Announces
Third Quarter 2006 Financial Results
Highlights of Third Quarter 2006
♦	Revenue increased 20.3% YoY to RMB187.7 million (US$23.8 million) (1)

♦	Gross profit increased 11.2% YoY to RMB89.1 million (US$11.3 million)

♦	Operating profit up 4.5% YoY to RMB37.9 million (US$4.8 million)

♦	Net income increased 67.8% YoY to RMB30.7 million (US$3.9 million)

♦	Diluted earnings per ADS(2) were RMB1.229 (US$0.155)

♦	Net cash per ADS (3) was RMB25.4 (US$3.2)
Shenzhen, PRC, November 7, 2006 — China GrenTech Corporation Limited (NASDAQ: GRRF; “the Company”), a leading provider of wireless coverage products and services and a leading developer of radio frequency (“RF”) technology in the People’s Republic of China (“PRC”), today announced its third quarter 2006 results.
“We had a strong third quarter as revenue grew by 20.3% year-over-year. Our performance was a result of good execution and an effective diversification strategy. We saw strong growth in our wireless coverage business and benefited from acceleration in investments in wireless coverage projects by some of the major telecom operators and further expansion of our customer base.
The increase in revenues was mainly due to higher revenue from China Telecom, China Netcom and China Mobile, the major telecom operators in the PRC. In addition, overseas markets and base station RF modules also demonstrated growth during the period. Although China Unicom, the other major telecom operator, trimmed its investments in CDMA network, sales from China Unicom showed a slight increase of 1% YoY.” said Yingjie Gao, the Company Chairman and CEO.
Revenues were RMB187.7 million (US$23.8 million), an increase of RMB31.7 million (US$4.0 million) from RMB156.0 million in 3Q 2005. With greater efforts placed on developing new markets, approximately 23.3% of total revenue in the third quarter was contributed by new customers from whom the Company had not generated any revenues prior to 3Q2006, including subsidiaries of China Mobile, China Telecom, China Netcom and overseas customers.

Notes:

(1)	The Company’s functional and reporting currency is Renminbi (“RMB”).The translation of amounts from RMB to United States Dollars (“U.S. dollars”) is solely for the convenience of the reader. RMB numbers included in the press release have been translated into U.S. dollars at the noon buying rate for U.S. dollars in effect on September 30, 2006 in The City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York at US$1.00 = RMB7.9040. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2006, or at any other date.
(2)	1 ADS = 25 ordinary shares; earnings per ordinary share in 3Q2006 = RMB0.0492 (US$0.0062)
(3)	Net cash per ADS = (cash and cash equivalents + time deposit + pledged time deposit)/ total ADSs

Revenue from base station RF modules increased RMB1.6 million (US$0.2 million), which accounted for about 0.9% of total turnover in 3Q2006.
China Unicom, our largest customer, contributed to 50.6% of our total revenue in 3Q2006. China Mobile, China Telecom, China Netcom, overseas operators, RF products and other customers accounted for 25.4%, 10.2%, 5.2%, 2.4%, 2.0% and 4.2%, respectively, of our total revenue in 3Q2006.
In terms of products, wireless coverage products and services and RF products accounted for 98.0% and 2.0% respectively, of the total revenue.
Revenue breakdown

	3Q2005			3Q2006
	Revenues	% of Total	Revenues	Revenues	% of Total	YoY
	(RMB’000)	revenues	(RMB’000)	(US$’000)	Revenues	Change
Wireless Coverage Products & Services
China Unicom	94,067	60.3%	95,026	12,023	50.6%	1.0%
China Mobile	43,018	27.6%	47,612	6,024	25.4%	10.7%
China Netcom	2,056	1.3%	9,736	1,232	5.2%	373.5%
China Telecom	8,950	5.7%	19,092	2,416	10.2%	113.3%
Overseas	0	0%	4,470	565	2.4%	N/A
Others	3,320	2.0%	7,973	1,008	4.2%	140.0%
Subtotal	151,411	97%	183,909	23,268	98.0%	21.5%

RF products
Repeater OEMs	4,631	3.0%	2,214	280	1.2%	−52.2%
Base Station OEMs	0	0%	1,606	203	0.9%	N/A
Subtotal	4,631	3.0%	3,820	483	2.0%	−17.5%

Total	156,042	100%	187,729	23,751	100.0%	20.3%
Business Highlights
Wireless Coverage Products and Services
●	China GrenTech successfully developed WCDMA Multiple Carrier Power Amplifier (MCPA) technology, which is the core technology of WCDMA wireless coverage equipment. This development is expected to reduce the cost of WCDMA wireless coverage equipment.
●	3G Trial: The Company’s TD-SCDMA repeaters and trunk amplifiers passed the joint trials conducted respectively by several base station manufacturers, namely Datang Mobile, China Putian and TD Tech, with satisfactory results.
●	The Company participated in the formulation of TD-SCDMA repeater standard by China Telecommunication Technology Labs (CTTL) and wireless coverage network management standard by China Mobile.
●	The Company has been selected to build wireless coverage systems for Beijing’s Olympic stadiums. Though the revenue contribution from the project will not be significant in 2006, it is likely to enhance China GrenTech’s brand image and further strengthen its business relationship with China Mobile. It is also a testament to the

Company’s ability to compete efficiently in the 3G wireless coverage market in the future.
●	Centralized bid: China Mobile shifted from a decentralized procurement model to a centralized one, which lowered the prices of the products that the Company sold to China Mobile. On the other hand, the centralized procurement model is likely to lead to a consolidation of the market which is beneficial for China GrenTech.
●	The Company’s revenue from overseas wireless coverage markets also recorded growth and reached RMB4.5 million (US$0.6 million). The contribution mainly came from new markets in Indonesia and the Philippines. As a qualified indoor coverage product supplier of Huawei Technologies and ZTE, China GrenTech will be a contributor to their turn-key projects in Indonesia and Pakistan, the Company expects that revenue from overseas markets will increase significantly in the fourth quarter.

●	Challenges:
■	The price of coaxial cable rose as a result of the increase in copper prices, which caused an increase in cost of revenues and a drop in profit margin by 1.6% in 3Q06.
■	China Unicom reduced its investments in CDMA. Although it increased GSM spending last quarter, it was not enough to offset the decrease in CDMA spending. Therefore China GrenTech’s revenue growth in the third quarter was adversely affected as China Unicom was the Company’s biggest customer.
RF Products
●	The RF components supply chain is shifting toward China and the Management believes this trend will benefit China GrenTech. The Company has developed a number of base station RF modules for GSM, CDMA, WCDMA and TD-SCDMA technologies for several base station OEMs. Apart from ZTE, Datang Mobile, TD Tech and a big European base station OEM, the Company also obtained approvals from another two big base station OEMs as a qualified supplier of RF products.
●	In addition to winning the bid for supplying TD-SCDMA filters to the big European base station OEM in February 2006, China GrenTech was successful in winning several bids for projects solicited by base station OEMs which are the biggest two base station OEMs in China, while results for bids submitted with two other OEMs are still pending. The total value of orders secured was RMB30 million (US$3.8 million). Most of these orders will be executed in 4Q2006.
●	Although China GrenTech has been approved as a qualified supplier by six base station OEMs to date, as a new provider, the Company has to go through a long process before it can start mass production. It includes sample development, sample qualification and trial production and it usually takes 3-12 months. Therefore, the Company is not expecting any significant top-line contributions from sales of RF products in the next quarter. However, management expects meaningful results next year.
Financial Analysis
Cost of Revenue
Cost of revenues in 3Q2006 totalled RMB98.7 million (US$12.5 million), representing an increase of 30.0% from 3Q2005. The year-over-year increase in cost of revenue was driven primarily by the increase in total revenues. Gross margin declined to 47.4% from 51.3% of

3Q2005. The decrease in gross margin was mainly due to a drop in average selling price (“ASP”) for 2G wireless coverage products. Furthermore, the products sold to China Telecom and China Netcom were PHS products whose ASPs and gross margins were relatively lower than GSM or CDMA products. In addition, a rise in coaxial cable prices also strained gross margin, as prices of coaxial cable increased 29% YoY.
Operating Expenses
Total operating expenses increased by RMB7.3 million (US$0.9 million), or 16.9%, from RMB43.8 million in 3Q2005 to RMB 51.2 million (US$6.5 million) in 3Q2006, mainly due to the increase in research and development costs.
Research and development costs grew by 86.2% YoY in the third quarter due to increased investments in base station RF products.
However, the Company’s sales and distribution expenses stayed at about RMB25.9 million (US$3.3 million) in 3Q2006, compared to 3Q2005.
General and administrative expenses were RMB 11.4 million (US$1.4 million) in 3Q2006, which increased by RMB1.0 million (US$0.1 million) from 3Q2005. The year-over-year increase was primarily due to the expenses incurred in connection with SOX compliance.
Other Expense/Income
Other expenses were RMB2.3 million (US$0.3 million) in 3Q2006, which decreased by RMB7.2 million (US$0.9 million) or 75.9% from RMB9.5 million in 3Q2005. The year-over-year decrease was due to increase in interest income, decrease in interest expenses and which offset by increase in exchange loss.
Interest income increased from RMB0.4 million in 3Q 2005 to RMB8.1 million (US$1.0 million) in 3Q2006 because of the net proceeds from the initial public offering (“IPO”).
Interest expense decreased from RMB10.1 million in 3Q2005 to RMB4.1 million (US$0.5 million) in 3Q2006, a decrease of 59.4%.
Exchange loss increased from zero in 3Q 2005 to RMB6.3 million (US$0.8 million) in 3Q2006, an increase of RMB6.3 million (US$0.8 million). It was due to most of the proceeds from the IPO were kept as bank deposits denominated in U.S. dollar, resulting in exchange loss from the appreciation of Renminbi against the U.S. dollar.
Earnings
Gross profit increased to RMB 89.1 million (US$11.3 million) in 3Q2006, from RMB80.1 million (US$10.1 million) in 3Q2005, representing an increase of RMB8.9 million (US$1.1 million). Gross margin was 47.4%, a decrease of 390 basis points when compared to the 51.3% in the corresponding period of last year.
Operating profits increased from RMB36.3 million in 3Q2005 to RMB 37.9 million (US$4.8 million) in 3Q2006, an increase of RMB1.6 million (US$0.2 million) or 4.5%. Operating margin was 20.2%, a decrease of 310 basis points from 23.3% in 3Q2005, mainly due to the increase in research and development costs.

Net income increased from RMB18.3 million in 3Q2005 to RMB 30.7 million (US$3.9 million) in 3Q2006, an increase of 67.8% or RMB12.4 million (US$1.6 million). The increase was mainly due to a decrease in interest expenses and a corresponding increase in interest income from the net proceeds from the IPO. Net margin was 16.4% in 3Q2006, an increase of 470 basis points from 11.7% in 3Q2005.
Earnings per ADS were RMB1.229 (US$0.155) in 3Q2006, an increase of 33.4% from RMB0.9216 in 3Q2005.
Balance Sheet
Total cash (1) increased from RMB204.9 million as of December 31, 2005 to RMB634.9 million (US$80.3 million) as of September 30, 2006, an increase of RMB430.0 million (US$54.4 million) or 209.9%, mainly attributable to the net proceeds from the IPO. Cash and cash equivalents increased to RMB 399.7 million (US$50.6 million) from RMB 128.6 million as of December 31, 2005; time deposits increased to RMB 158.1 million (US$20.0 million). Pledged time deposits slightly increased by RMB0.9 million (US$0.11 million) to RMB77.2 million (US$9.8 million).
Total accounts receivable (A/R) (2) increased from RMB 699.4 million as of December 31, 2005 to RMB902.6 million (US$114.2 million) as of September 30, 2006, an increase of 29.1%. This increase was mainly attributable to the growth in sales revenue.
Inventory increased from RMB 370.1 million as of December 31, 2005 to RMB 475.6 million (US$60.2 million) as of September 30, 2006, an increase of 28.5%. The increase was mainly due to an increase in inventory from completed projects which have not yet been recognized as revenues in the third quarter.
Total assets increased from RMB1.5 billion as of December 31, 2005 to RMB2.3 billion (US$289 million) as of September 30, 2006, an increase of RMB808.5 million or 54.8%. The increase was mainly attributable to net proceeds from the IPO of US$83.7 million on March 30, 2006.
Total liabilities decreased from RMB905.6 million as of December 31, 2005 to RMB851.7 million (US$107.8 million) as of September 30, 2006, a slight drop of RMB53.9 million (US$6.8 million) or 6.0%. Current liabilities increased from RMB 738.6 million as of December 31, 2005 to RMB 851.7 million (US$107.8 million) as of September 30, 2006, an increase of RMB113.1 million (US$14.3 million) or 15.3%. The increase was primarily due to an increase in short-term bank loans of RMB105.4 million (US$13.3 million). Currently, there are no long-term debts outstanding as the convertible bonds were converted into ordinary shares upon completion of the IPO.

Notes:

(1)	Total cash = cash and cash equivalents + time deposit + pledged time deposit.

(2)	Total accounts receivable = accounts receivable, net + Long-term accounts receivable

Business Outlook
Due to the seasonal nature of the wireless coverage business, revenue in 1Q usually accounts for less than 2% of the annual revenue, whereas 2Q and 3Q usually account for about one fifth of the annual revenue. More than half of annual revenue is generated in the fourth quarter.
The Company expects that Chinese operators will accelerate their investments in wireless coverage in 4Q2006, and China Telecom will increase its CAPEX in PHS indoor coverage for the preparation of 3G roll-out. Additionally, revenues from the overseas network coverage markets are expected to record growth and most of secured orders of base station RF modules will be executed in 4Q2006 as well. However, the Company still faces challenges as its biggest customer, China Unicom, continues to reduce its investments in CDMA.
Therefore, the Company currently expects revenue in the 4Q2006 to be between RMB435.0 million (US$55.0 million) and RMB455.0 million (US$57.6 million), representing a 15% to 20% increase from the corresponding period in 2005, or a 132%-142% increase QoQ.
In addition, the Company expects full-year revenue to grow by 14% to 17% from 2005. Due to the new centralized policy of procurement by China Mobile, prices of wireless coverage products are expected to decrease. Furthermore, as revenue contribution from PHS products with lower ASPs are expected to increase, full-year gross margin is expected to decrease to between 45% and 48% and net profit margin is expected to be in the range of 16% and 19%.
Conference Call and Webcast:
The Company’s management team will conduct a conference call on Tuesday, November 7, 2006 at 8:00 am Eastern Time. A webcast of the conference call will be accessible on the Company’s web site at www.GrenTech.com.cn
About China GrenTech
China GrenTech is a leading developer of RF technology in China and a leading provider of wireless coverage products and services to telecommunication operators in China. The Company uses radio frequency (RF) technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor area and outdoor area, such as buildings, highways, railways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, development, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. China GrenTech is a qualified supplier of RF parts and components to five major base station manufacturers such as Huawei Technologies, ZTE etc. For more information, please visit our website at www.GrenTech.com.cn

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the Chinese telecom operators and base station OEMs; risks associated with large accounts receivable, long collection periods and accounts receivable cycles; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop and manufacture new RF technology and keep up with changes in RF technology; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may cause the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.
Investor and Media Inquiries:

Mr. Qingchang Liu China GrenTech Corporation Limited Tel:86-755-8350-1796 Email: investor@powercn.com	Mr. Tip Fleming Christensen Tel:917-412-3333 Email: tfleming@ChristensenIR.com
FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Balance Sheets Items
as of December 31, 2005 and September 30, 2006
(RMB and US$ expressed in thousands)

	December 31,	September 30,	September 30,
	2005	2006	2006
	RMB	RMB	US$

Assets

Cash and cash equivalents	128,608	399,680	50,567
Time deposits	—	158,080	20,000
Pledged time deposits	76,250	77,150	9,761
Accounts receivable, net	537,321	604,360	76,463
Inventories	370,136	475,582	60,170
Total current assets	1,172,072	1,807,250	228,650
Long-term accounts receivable	162,032	298,228	37,731
Total assets	1,475,469	2,283,998	288,967

Liabilities and shareholders’ equity

Short-term bank loans	160,614	266,050	33,660
Total current liabilities	738,551	851,686	107,753
Long-term debt	167,053	—	—
Total liabilities	905,604	851,686	107,753
Ordinary shares US$0.00002 par value; 2,500,000,000 shares authorized, 466,365,500 shares and 625,000,000 shares issued and outstanding as of December 31, 2005 and September 30, 2006, respectively (1)	77	103	13
Total shareholders’ equity	506,720	1,415,235	179,053
Total liabilities and shareholders’ equity	1,475,469	2,283,998	288,967

Notes (1):	1 ADS= 25 ordinary shares. 25,000,000 ADSs issued and outstanding as of September 30, 2006.

China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Statements of Income Items
for period ended September 30, 2005 and 2006 (RMB and US$ expressed in thousands, except per share data)

	For The Three Months Ended September 30,			For The Nine Months Ended September 30,
	2005	2006	2006	2005	2006	2006
	RMB	RMB	US$	RMB	RMB	US$

Revenues	156,042	187,729	23,751	338,202	382,501	48,393
Cost of revenues	(75,915)	(98,659)	(12,482)	(153,593)	(195,951)	(24,791)
Gross profit	80,127	89,070	11,269	184,609	186,550	23,602
Research and development costs	(7,455)	(13,882)	(1,756)	(20,210)	(30,581)	(3,869)
Sales and distribution expenses	(25,980)	(25,905)	(3,278)	(68,624)	(76,649)	(9,698)
General and administrative expenses	(10,407)	(11,377)	(1,439)	(29,268)	(33,453)	(4,232)
Total operating expenses	(43,842)	(51,164)	(6,473)	(118,102)	(140,683)	(17,799)
Operating income	36,285	37,906	4,796	66,507	45,867	5,803
Interest income	371	8,108	1,025	2,081	14,728	1,863
Interest expense	(10,104)	(4,063)	(514)	(26,795)	(19,329)	(2,445)
Investment income	—	—	—	159	238	30
Exchange loss	—	(6,333)	(801)	—	(5,231)	(662)
Grant income	250	—	—	350	226	29
Total other expense	(9,483)	(2,288)	(290)	(24,205)	(9,368)	(1,185)
Income tax expense	(7,093)	(5,043)	(638)	(11,814)	(2,695)	(341)
Income before minority interests	19,709	30,575	3,868	30,488	33,804	4,277
Net income	18,266	30,737	3,889	26,424	34,431	4,356
Net income available to ordinary shareholders	18,432	30,737	3,889	24,783	34,071	4,311
Net income per share available to ordinary shareholders:
— Basic	0.040	0.049	0.006	0.05	0.06	0.008
— Diluted	0.037	0.049	0.006	0.05	0.06	0.007
Weighted average number of ordinary shares:
— Basic	466,365,500	625,000,000	625,000,000	466,365,500	570,959,676	570,959,676
— Diluted	500,000,000	625,000,000	625,000,000	500,000,000	582,417,582	582,417,582

China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Statements of Cash Flows Items
for the nine months ended September 30, 2005 and 2006
(RMB and US$ expressed in thousands)

	For The Nine Months Ended September 30,
	2005	2006	2006
	RMB	RMB	US$

Net cash used in operating activities	(206,061)	(218,550)	(27,651)
Net cash provided by/(used in) investing activities	10,784	(213,100)	(26,961)
Net cash (used in)/provided by financing activities	(9,293)	702,722	88,908